                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                               AMENDMENT NO. 3 TO
                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                               U. S. INTEC, INC.
                 --------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.02 per share
                 --------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                  912084-10-0
                 --------------------------------------------
                                 (CUSIP NUMBER)

                            First Southwest Company
                              1700 Pacific Avenue
                                   Suite 500
                             Dallas, Texas  75201
                        Attention:  Thomas D. Williams
                                (214) 953-4179
                 --------------------------------------------
                    (Name, Address, and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                                With a copy to:

                            Michael E. Dillard, P.C.
                       Akin, Gump, Strauss, Hauer & Feld
                  4100 First City Center, 1700 Pacific Avenue
                           Dallas, Texas  75201-4618
                                 (214) 969-2881

                                OCTOBER 19, 1995
                 --------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_].

CUSIP 912084-10-0                   13D                     Page 2 of 10 Pages

--------------------------------------------------------------------------------
1)  Names of Reporting Person                    First Southwest Company

    S.S. or I.R.S. Identification
    No. of Above Person
--------------------------------------------------------------------------------
2)  Check the Appropriate Box                         (a)       X
    if a Member of a Group                                -------------
    (See Instructions)                                (b)
                                                          -------------
--------------------------------------------------------------------------------
3)  SEC Use Only
--------------------------------------------------------------------------------
4)  Source of Funds (See instructions)                         WC
--------------------------------------------------------------------------------
5)  Check if Disclosure of Legal
    Proceedings is Required Pur-
    suant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)  Citizenship or Place of                                  Texas
     Organization
--------------------------------------------------------------------------------
Number of Shares            (7)  Sole Voting Power            None
Beneficially Owned          (8)  Shared Voting Power          None
by Each Reporting           (9)  Sole Dispositive Power       None
Person With                (10)  Shared Dispositive Power     None
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially                           None
      Owned by Each Reporting Person
--------------------------------------------------------------------------------
(12)  Check box if the Aggregate Amount
      in Row (11) Excludes Certain Shares
      (See Instructions)
--------------------------------------------------------------------------------
(13)  Percent of Class Represented                           0.0%
      by Amount in Row (11)
--------------------------------------------------------------------------------
(14)  Type of Reporting Person                               CO, BD
      (See Instructions)
--------------------------------------------------------------------------------

CUSIP 912084-10-0                   13D                     Page 3 of 10 Pages

--------------------------------------------------------------------------------
1)  Names of Reporting Person                    Utley Group II Ltd.

    S.S. or I.R.S. Identification
    No. of Above Person
--------------------------------------------------------------------------------
2)  Check the Appropriate Box                         (a)       X
    if a Member of a Group                                -------------
    (See Instructions)                                (b)
                                                          -------------
--------------------------------------------------------------------------------
3)  SEC Use Only
--------------------------------------------------------------------------------
4)  Source of Funds (See instructions)                         WC
--------------------------------------------------------------------------------
5)  Check if Disclosure of Legal
    Proceedings is Required Pur-
    suant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)  Citizenship or Place of                                  Texas
     Organization
--------------------------------------------------------------------------------
Number of Shares            (7)  Sole Voting Power            None
Beneficially Owned          (8)  Shared Voting Power          None
by Each Reporting           (9)  Sole Dispositive Power       None
Person With                (10)  Shared Dispositive Power     None
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially                           None
      Owned by Each Reporting Person
--------------------------------------------------------------------------------
(12)  Check box if the Aggregate Amount
      in Row (11) Excludes Certain Shares
      (See Instructions)
--------------------------------------------------------------------------------
(13)  Percent of Class Represented                           0.0%
      by Amount in Row (11)
--------------------------------------------------------------------------------
(14)  Type of Reporting Person                               PN
      (See Instructions)
--------------------------------------------------------------------------------

CUSIP 912084-10-0                   13D                     Page 4 of 10 Pages

--------------------------------------------------------------------------------
1)  Names of Reporting Person                    Hill A. Feinberg

    S.S. or I.R.S. Identification
    No. of Above Person
--------------------------------------------------------------------------------
2)  Check the Appropriate Box                         (a)       X
    if a Member of a Group                                -------------
    (See Instructions)                                (b)
                                                          -------------
--------------------------------------------------------------------------------
3)  SEC Use Only
--------------------------------------------------------------------------------
4)  Source of Funds (See instructions)                         PF
--------------------------------------------------------------------------------
5)  Check if Disclosure of Legal
    Proceedings is Required Pur-
    suant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)  Citizenship or Place of                              United States
     Organization
--------------------------------------------------------------------------------
Number of Shares            (7)  Sole Voting Power            None
Beneficially Owned          (8)  Shared Voting Power          None
by Each Reporting           (9)  Sole Dispositive Power       None
Person With                (10)  Shared Dispositive Power     None
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially                           None
      Owned by Each Reporting Person
--------------------------------------------------------------------------------
(12)  Check box if the Aggregate Amount
      in Row (11) Excludes Certain Shares
      (See Instructions)
--------------------------------------------------------------------------------
(13)  Percent of Class Represented                           0.0%
      by Amount in Row (11)
--------------------------------------------------------------------------------
(14)  Type of Reporting Person                                IN
      (See Instructions)
--------------------------------------------------------------------------------

CUSIP 912084-10-0                   13D                     Page 5 of 10 Pages

--------------------------------------------------------------------------------
1)  Names of Reporting Person                    Debra J. Feinberg

    S.S. or I.R.S. Identification
    No. of Above Person
--------------------------------------------------------------------------------
2)  Check the Appropriate Box                         (a)       X
    if a Member of a Group                                -------------
    (See Instructions)                                (b)
                                                          -------------
--------------------------------------------------------------------------------
3)  SEC Use Only
--------------------------------------------------------------------------------
4)  Source of Funds (See instructions)                         PF
--------------------------------------------------------------------------------
5)  Check if Disclosure of Legal
    Proceedings is Required Pur-
    suant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)  Citizenship or Place of                              United States
     Organization
--------------------------------------------------------------------------------
Number of Shares            (7)  Sole Voting Power            None
Beneficially Owned          (8)  Shared Voting Power          None
by Each Reporting           (9)  Sole Dispositive Power       None
Person With                (10)  Shared Dispositive Power     None
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially                           None
      Owned by Each Reporting Person
--------------------------------------------------------------------------------
(12)  Check box if the Aggregate Amount
      in Row (11) Excludes Certain Shares
      (See Instructions)
--------------------------------------------------------------------------------
(13)  Percent of Class Represented                           0.0%
      by Amount in Row (11)
--------------------------------------------------------------------------------
(14)  Type of Reporting Person                               IN
      (See Instructions)
--------------------------------------------------------------------------------

CUSIP 912084-10-0                   13D                     Page 6 of 10 Pages

--------------------------------------------------------------------------------
1)  Names of Reporting Person                    Paul M. Bass, Jr.

    S.S. or I.R.S. Identification
    No. of Above Person
--------------------------------------------------------------------------------
2)  Check the Appropriate Box                         (a)       X
    if a Member of a Group                                -------------
    (See Instructions)                                (b)
                                                          -------------
--------------------------------------------------------------------------------
3)  SEC Use Only
--------------------------------------------------------------------------------
4)  Source of Funds (See instructions)                         PF
--------------------------------------------------------------------------------
5)  Check if Disclosure of Legal
    Proceedings is Required Pur-
    suant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)  Citizenship or Place of                             United States
     Organization
--------------------------------------------------------------------------------
Number of Shares            (7)  Sole Voting Power            None
Beneficially Owned          (8)  Shared Voting Power          None
by Each Reporting           (9)  Sole Dispositive Power       None
Person With                (10)  Shared Dispositive Power     None
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially                           None
      Owned by Each Reporting Person
--------------------------------------------------------------------------------
(12)  Check box if the Aggregate Amount
      in Row (11) Excludes Certain Shares
      (See Instructions)
--------------------------------------------------------------------------------
(13)  Percent of Class Represented                           0.0%
      by Amount in Row (11)
--------------------------------------------------------------------------------
(14)  Type of Reporting Person                               IN
      (See Instructions)
--------------------------------------------------------------------------------

CUSIP 912084-10-0                   13D                     Page 7 of 10 Pages

--------------------------------------------------------------------------------
1)  Names of Reporting Person                    Michael J. Marz

    S.S. or I.R.S. Identification
    No. of Above Person
--------------------------------------------------------------------------------
2)  Check the Appropriate Box                         (a)       X
    if a Member of a Group                                -------------
    (See Instructions)                                (b)
                                                          -------------
--------------------------------------------------------------------------------
3)  SEC Use Only
--------------------------------------------------------------------------------
4)  Source of Funds (See instructions)                         PF
--------------------------------------------------------------------------------
5)  Check if Disclosure of Legal
    Proceedings is Required Pur-
    suant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)  Citizenship or Place of                             United States
     Organization
--------------------------------------------------------------------------------
Number of Shares            (7)  Sole Voting Power            None
Beneficially Owned          (8)  Shared Voting Power          None
by Each Reporting           (9)  Sole Dispositive Power       None
Person With                (10)  Shared Dispositive Power     None
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially                           None
      Owned by Each Reporting Person
--------------------------------------------------------------------------------
(12)  Check box if the Aggregate Amount
      in Row (11) Excludes Certain Shares
      (See Instructions)
--------------------------------------------------------------------------------
(13)  Percent of Class Represented                           0.0%
      by Amount in Row (11)
--------------------------------------------------------------------------------
(14)  Type of Reporting Person                               IN
      (See Instructions)
--------------------------------------------------------------------------------

CUSIP 912084-10-0                   13D                     Page 8 of 10 Pages

ITEM 1.  SECURITY AND ISSUER.

     Item 1 hereby is amended and restated to read in its entirety as follows:

     This Amendment No. 3 to Schedule 13D (the "Statement") relates to the common stock, par value $.02 per share (the "Shares"), of U.S. Intec, Inc., a Texas corporation ("U.S. Intec"). The Shares are registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The principal executive offices of U.S. Intec are located at 1212 Brai Drive, Port Arthur, Texas 77643. This Statement amends the Statement on Schedule 13D filed by First Southwest Company, a Texas corporation (the "Company"), and certain of its affiliates on January 27, 1995, as amended by Amendment No. 1 to Schedule 13D filed on February 24, 1995, and by Amendment No. 2 to Schedule 13D filed on September 21, 1995.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 hereby is amended and restated to read in its entirety as follows:

     (a) As of September 21, 1995, U.S. Intec has 3,042,911 Shares currently issued and outstanding. As of the date hereof, the Reporting Persons do not beneficially own any Shares.

     (b) Not applicable.

     (c) Each of the Reporting Persons has effected transactions in the
Shares during the past sixty days in accordance with the terms of the Shareholders Agreement, a copy of which has been previously filed with the Commission as Exhibit B. Pursuant to the terms of that certain Shareholders
              ---------
Agreement, each Selling Shareholder (including each of the Reporting Persons) agreed to validly tender (and not to withdraw) all of the Shares beneficially owned by such Selling Shareholder pursuant to the terms and conditions of an Offer to be commenced by Parent or Sub at a price not less than $9.05 net per share. The Offer commenced on September 21, 1995 and expired by its terms at 12:00 Midnight, New York City time, on Thursday, October 19, 1995. Sub accepted for payment and deposited funds sufficient in amount promptly to pay $9.05 net per Share (the "Offer Consideration") for all of the Shares validly tendered in the Offer, inclusive of those Shares owned by the Reporting Persons. As of October 19, 1995, the following Reporting Persons tendered their Shares and received the Offer Consideration in exchange therefor: (i) the Company tendered all of its 179,290 Shares and is no longer the beneficial owner of any Shares;
(ii) Utley Ltd. tendered all of its 25,000 Shares and is no longer the beneficial owner of any Shares; (iii) Mr. Feinberg tendered all of his 20,000 Shares and is no longer the beneficial owner of any Shares; (iv) Mr. Bass tendered all of his 10,000 Shares and is no longer the beneficial owner of any Shares; (v) Mr. Marz tendered all of his 3,000 Shares and is no longer the beneficial owner of any Shares; and (vii) Mrs. Feinberg tendered all of her 7,500 Shares and is no longer the beneficial owner of any Shares.

     (d) Not applicable.

CUSIP 912084-10-0                   13D                     Page 9 of 10 Pages

     (e) On October 19, 1995, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding Shares.

CUSIP 912084-10-0                   13D                     Page 10 of 10 Pages

                                 SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Reporting Persons have duly caused this Amendment No. 3 to Schedule 13D to be signed on their behalf by the undersigned, thereunto duly authorized, in the City of Dallas, on the 27th day of October, 1995. The power of attorney provided to Hill A. Feinberg and Robert K. Utley, III, as attorneys-in-fact of the undersigned, as filed in Amendment No. 1 to Schedule 13D dated February 24, 1995, is hereby incorporated by reference. After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                    FIRST SOUTHWEST COMPANY


                                    By:/s/  Thomas D. Williams
                                       ---------------------------------------
                                       Name:  Thomas D. Williams
                                       Title: Managing Director and General
                                              Counsel

                                    UTLEY GROUP II LTD.


                                    By:/s/  Robert K. Utley, III
                                       ----------------------------------------
                                       Name:  Robert K. Utley, III
                                       Title: President of Utley Group, Inc.,
                                              General Partner


                                    By:Hill A. Feinberg*
                                       ----------------------------------------
                                       Hill A. Feinberg


                                    By:Debra J. Feinberg*
                                       ----------------------------------------
                                       Debra J. Feinberg


                                    By:Paul M. Bass, Jr.*
                                       ----------------------------------------
                                       Paul M. Bass, Jr.


                                    By:Michael J. Marz*
                                       ----------------------------------------
                                       Michael J. Marz


                                    *By:/s/ Robert K. Utley, III
                                        ---------------------------------------
                                        Robert K. Utley, III
                                        Attorney-in-fact